November 2, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Isabel Rivera

Re:	Arbor Rapha Capital Bioholdings Corp. I
Preliminary Proxy Statement on Schedule 14A
Filed October 14, 2022
CIK No. 0001855886

Dear Ms. Rivera:

On behalf of our client, Arbor Rapha Capital Bioholdings Corp. I, a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated October 20, 2022 (the “Comment Letter”), with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A, filed on October 14, 2022 (the “Preliminary Proxy Statement”).

The Company has filed via EDGAR Amendment No.1 to the Preliminary Proxy Statement (“Amendment No.1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. Capitalized terms used but not defined herein have the meanings set forth in Amendment No.1.

Preliminary Proxy Statement on Schedule 14A

General

1.	Please update your preliminary proxy statement to specify the proposed extended date by which you must consummate a business combination.

Response: The Company respectfully acknowledges the Staff’s comment. We have revised the Preliminary Proxy Statement to reflect that the Extended Date will be August 2, 2023, 21 months from the closing of the Company’s initial public offering of securities.

2.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully acknowledges the Staff’s comment and submits that the Company’s Sponsor, Arbor Rapha Capital LLC, is a New York limited liability company with a principal place of business in New York. Further, the managing member of Arbor Rapha Capital LLC is a Delaware limited liability company with a principal place of business in New York. Ivan Kaufman is the key principal of Arbor Management LLC, a New York limited liability company, which controls Arbor Commercial Mortgage, LLC, a New York limited liability company, which is the managing member of Arbor Rapha Capital, LLC. Mr. Kaufman is a U.S. person living in New York. Additionally, to the best of the Company’s knowledge, all of the Non-Managing Members of Arbor Rapha Capital LLC are U.S. persons. As such, the Company advises the Staff that the Company’s Sponsor is not, is not controlled by, and does not have substantial ties with a non-U.S. person. The Company will continue to monitor this inquiry but at this time does not believe that any additional disclosure is necessary.

Please do not hesitate to contact Howard Ellin at (212) 735-2438, Kenneth Wolff at (212) 735-2681, or David Goldschmidt at (212) 735-3574 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Ivan Kaufman, Arbor Rapha Capital Bioholdings Corp. I

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